January 27, 2012

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century International Bond Funds (the “Registrant”) (File Nos. 033-43321; 811-06441)

Dear Mr. Hallock:

Please find below our responses to your comments as discussed during our telephone conversation regarding the launch of a new series of the Registrant, Global Bond Fund, Post-Effective Amendment No. 32, filed on November 1, 2011, to the Registrant’s registration statement.  For your convenience, we restated each of your comments prior to our responses.

Prospectus

1.
Comment:  Due to use of the word “bond” in the fund name, please consider whether the 80% test should apply to “bonds” rather than “non-money market debt securities.”  Consider whether to define the word “bond” in the prospectus disclosure.

Response:  We have added disclosure to make clear that the 80% test applies to “bonds.”  We believe that the term “non-money market debt securities” is consistent with the plain meaning of the term “bond.”  Pursuant to footnote 43 of the release on Investment Company Names (Release No. IC-24828) an investment company may use any reasonable definition of terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.  In both the Principal Investment Strategies section and the Objectives, Strategies and Risks section, we explain that “bonds” include non-money market debt securities, U.S. and foreign corporate bonds and notes, government securities, commercial paper and securities backed by mortgages or other assets.  In addition, American Heritage College Dictionary defines bond as “a certificate of debt issued by a government or corporation guaranteeing payment of the original investment plus interest by a specified future date.”

2.	Comment: Please consider whether there are types of derivatives other than foreign currency exchange contracts that would be considered principal investment strategies by the fund.

Response: We have added disclosure to the Principal Investment Strategies section of the Fund Summary and the Objectives, Strategies and Risks section related to the fund’s use of derivatives.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	americancentury.com

Mr. Howie Hallock
January 27, 2012

3.	Comment: Please consider whether the disclosure covering securities issued by the U.S. Treasury and U.S. government agencies/instrumentalities could be changed to make it clearer the fund may invest in more than Ginnie Mae securities.

Response: We have made adjustments to the disclosure.

4.	Comment: Please explain more in the Objectives, Strategies and Risks section (Item 9 of Form N-1A) regarding the fund's sell discipline.

Response: We have added disclosure to the sell discipline in the Objectives, Strategies and Risks section pursuant to your request.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley

Christine J. Crossley
Assistant Secretary